April 25, 2013

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Medical Properties Trust, Inc.

Form 10-K for the year ended December 31, 2012

Filed February 22, 2013

File No. 001-32559

MPT Operating Partnership, L.P.

Form 10-K for the year ended December 31, 2012

Filed February 22, 2013

File No. 001-177186

Dear Mr. Woody:

The purpose of this letter is to respond to your letter dated April 11, 2013. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.

Form 10-K for the year ended December 31, 2012

Results of Operations, pages 46-48

1.	We note that fluctuations within your results of operations were impacted by multiple factors. For example, base rent was impacted by annual escalation provisions and properties acquired or completed. In future periodic filings please provide a more robust discussion of your results of operations including the quantification of individual drivers behind the significant changes in individual income and expense line items. For instance in the example above, we would expect you to discuss further the annual escalation provisions by providing a comparison of the new and old average rent rate and the properties acquired or completed by quantifying the number of properties acquired or completed and the amount of incremental revenue increase related to each.

Mr. Kevin Woody

Securities and Exchange Commission

As requested, we agree to expand our disclosures of material impacts to our results of operations and primary underlying causes in our future periodic filings starting with our first quarter Form 10-Q to be filed on or around May 10, 2013.

With respect to the base rent example provided above, we respectfully submit to the Staff that showing incremental revenue from acquisitions on a property by property basis would allow others to calculate our pricing on each deal. We consider such pricing information to be proprietary and would prefer not to disclose it publicly, as it would provide a significant advantage to our competitors similar to a manufacturer publishing its confidential pricing structure to its competitors. In our future filings, we will denote the properties making up such total revenue impact so that the users of our financials know how many properties are included.

In regards to the impact on our base rent from rent escalations, we will specifically quantify the dollar impact in future filings (which may be more relevant for our company than a comparison of average rental rates).

Note 3 – Real Estate and Loans Receivable, pages 72-79

2. We note you acquired several properties simultaneously leased them back to the seller in a sale/leaseback transaction, and these acquisitions appear to be accounted for as an asset purchase. Please tell us how you evaluated each purchase transaction to determine whether the acquired assets meet the definition of a business or are an asset purchase. Please tell us the basis for your conclusion and cite the relevant accounting literature relied upon. Also, please tell us the amount of transaction costs that were incurred and capitalized.

All of the acquired properties that were simultaneously leased back to the seller were accounted for as an acquisition of a business. In determining whether our real estate property acquisitions are acquisitions of a business or an asset purchase, we use the guidance provided in Topic 805, Business Combinations. A business is defined as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” As such, we have determined that our acquired real estate assets, as noted on pages 72-79 of our 2012 Form 10-K, meet the definition of a business and are accounted for as acquisitions of a business. In the purchase of real estate property that meets the definition of a business, our purchase prices were allocated to the assets acquired and liabilities assumed (if applicable) based on their fair values, including applicable intangible assets. All of the acquisition-related costs were expensed and appeared as a single line item on our income statement.

However, for our development projects, we treat the related purchase of land as an asset acquisition, and any costs incurred to acquire such land are capitalized.

Mr. Kevin Woody

Securities and Exchange Commission

3.	As part of the transaction with Ernest, we note you provided a $93.2 million acquisition loan which also provided you a preferential return of 15% of the loan amount and approximately 79% of the remaining earnings in Ernest. As a result, it appears you participate in the expected residual profit of Ernest. Please clarify how you have considered the guidance outlined in paragraphs 310-10-25-14 to 30 of the Financial Accounting Standards Codification in determining that your acquisition loan should be accounted for as a loan versus investment in real estate.

The Ernest transaction included four primary components including:

1)	$200 million acquisition and leaseback of 12 real estate properties;

2)	$100 million in mortgage loans related to four properties;

3)	$93.2 million unsecured acquisition loan; and

4)	$3.3 million minority equity investment.

In regards to the $93.2 million acquisition loan, it is an unsecured loan that bears interest at a rate of 15.0%, with a 6% coupon payable in cash in the first year, a 7% coupon payable in cash in the second year and a 10% coupon payable in cash thereafter. The remaining 9% in year one; 8% in year two and 5% thereafter will be accrued and paid upon the occurrence of any capital or liquidity events of Ernest and will be payable in all events at maturity. We are not entitled to any residual profit via this acquisition loan; instead we are just entitled to interest per the stated interest rate described above. Based on these terms, we believe we have properly accounted for this as a loan in accordance with paragraphs 310-10-25-14 to 30 of the Financial Accounting Standards Codification.

Separate from the acquisition loan, we made a $3.3 million equity contribution to Ernest, representing a 49% aggregate initial equity interest. Pursuant to the operating agreement, we share profits and distributions from Ernest according to a distribution waterfall, if certain benchmarks are met, such that after taking into account interest paid on the $93.2 million acquisition loan, we will share in cash generated by Ernest in a ratio of 21% to the management company of Ernest (unrelated to us) and 79% to us. We have no management authority or control except for certain rights consistent with a passive ownership interest, such as a limited right to approve annual budget components and the right to approve extraordinary transactions, and except in the case of certain extraordinary events, which events include any defaults under the master sublease agreement or the acquisition loan, in which case we are given special member rights including, without limitation, the right to terminate the management agreement, hire new management, or market the company for sale. As such, we account for this $3.3 million investment under the equity method of accounting in accordance with Topic 323, Investments – Equity Method and Joint Ventures

We will clarify the distinction between these two instruments in our future periodic filings starting with our first quarter Form 10-Q to be filed on or around May 10, 2013.

Mr. Kevin Woody

Securities and Exchange Commission

4.	We note that you have provided disclosures related to your direct financing leases on page 77. Please clarify how your disclosures fully comply with the requirements outlined in paragraph 840-30-50-4 of the Financial Accounting Standards Codification and/or revise future periodic filings accordingly.

We have re-read the disclosure requirements in 840-30-50-4 and believe the disclosures made in our 2012 Form 10-K meet such requirements. We disclose our future minimum lease payments for direct financing leases on page 77 in our 2012 Form 10-K. We do not have any executory costs or accumulated allowance for uncollectible minimum lease payments included in our minimum lease payments. Our unearned income and estimated residual values are also disclosed on page 77 in our 2012 Form 10-K. We did not have any material initial direct costs for these direct financing leases.

In addition, we disclose our future minimum lease payments to be received with respect to direct financing leases for each of the five succeeding fiscal years as of December 31, 2012 on page 77 of our 2012 Form 10-K. We do not have any contingent rentals included in income for the year ended December 31, 2012. As such, we believe such disclosures required in paragraph 840-30-50-4 of the Financial Standards Codification is adequately provided for in Note 3 to Item 8 of our 2012 Form 10-K.

We respectfully advise the Staff that, if we record allowances on direct financing leases in future periods or if our income includes contingent rentals, we will disclose such amounts in accordance with ASC 840-30-50-4 in our future filings.

5.	We note some of the significant estimates you utilize within your discounted cash flow model include projected revenue and expenses and appropriate discount rates based on the risk profile of comparable companies. Please tell us and expand disclosures in future periodic filings to discuss the underlying characteristics of the risk profile you compiled for Ernest and how you determined or obtained the projected revenue and expense figures utilized within your discounted cash flow model. As a part of your response, please also clarify any procedures you perform to validate or confirm the results of your discounted cash flow model and how often you perform these procedures.

After re-reading our disclosure on page 91 in regards to how we value our interest in Ernest, we believe we should clarify our wording in future filings as the discount rate used in our fair value model was based on a weighted-average cost of capital that includes market assumptions that incorporate the fair value framework, while we considered the underlying risk of Ernest’s operations as part of our overall assessment of their projected revenues and expenses. See below for our proposed changes to this disclosure in future filings.

In regards to the projected revenues and expenses used in our fair value model, we obtain such projections from Ernest directly at least annually. We review any assumptions made for reasonableness and analyze these projections thoroughly against actuals and our expectations based on monthly financial reviews. As discussed in our accounting policy note on page 68 of our 2012

Mr. Kevin Woody

Securities and Exchange Commission

Form 10-K, we continuously monitor the performance of all of our existing tenants (including Ernest), which includes an analysis of operating statistics such as admission levels and surgery/procedure volumes by type along with financial results including current operating margins, trends in revenue and patient mix. In addition, we analyze the effect of evolving healthcare regulations on our tenant’s profitability and liquidity. As part of this review and analysis, we talk with key members of the Ernest team to understand current developments, future strategic plans, etc. Based on such thorough analysis, we believe we have a unique perspective into the reasonableness of Ernest’s projections and will make adjustments as deemed appropriate if such projections are not in line with such analysis.

In future filings starting with our 2013 first quarter Form 10-Q, we will clarify and expand our disclosures related to our fair value assessment of our interest in Ernest as follows:

Our mortgage loans with Ernest are recorded at fair value based on Level 3 inputs by discounting the estimated cash flows using the market rates which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities. Our acquisition loan and equity investments in Ernest are recorded at fair value based on Level 3 inputs, by using a discounted cash flow model, which requires significant estimates of our investee such as projected revenue and expenses and appropriate consideration of the underlying risk profile of the forecast assumptions associated with the investee. We classify these loans and equity investments as Level 3, as we use certain unobservable inputs to the valuation methodology that are significant to the fair value measurement, and the valuation requires management judgment due to the absence of quoted market prices. For these cash flow models, our observable inputs include use of a capitalization rate, discount rate (which is based on a weighted-average cost of capital), and market interest rates, and our unobservable input includes an adjustment for a marketability discount on our equity investment of 40% at December 31, 2012.

In regards to the underlying projection of revenues and expenses used in the discounted cash flow model, such projections are provided by Ernest. However, we will modify such projections (including underlying assumptions used) as needed based on our review and analysis of Ernest’s historical results, meetings with key members of management, and our understanding of trends and developments within the healthcare industry.

In arriving at the discount for lack of marketability (“DLOM”), we started with a DLOM range based on the results of studies supporting valuation discounts for other transactions or structures without a public market. To select the appropriate DLOM within the range, we then considered many qualitative factors including the percent of control, the nature of the underlying investee’s business along with our rights as an investor pursuant to the operating agreement, the size of investment, expected holding period, number of shareholders, access to capital marketplace, etc.

6.	Further to our above comment, we note you applied a marketability discount on your equity investment of 40% at December 31, 2012. Please clarify your basis for utilizing a 40% marketability discount and expand disclosures in future periodic filings to discuss. Your discussion should include significant factors considered in determining and supporting that a marketability discount of 40% was appropriate.

To determine the appropriate discount for lack of marketability (“DLOM”), we started with a DLOM range from a quantitative standpoint and then adjusted accordingly based on several

Mr. Kevin Woody

Securities and Exchange Commission

qualitative factors applicable to our interest in Ernest , including percent control, the nature of the underlying company (public vs. private), the size of the block in question, expected holding period, the number of shareholders, access to the capital marketplace, etc.

From a quantitative perspective, we considered certain quantitative factors including examining the results of studies supporting valuation discounts. Several IPO studies since 1980 have analyzed the stock prices of companies before and after they became public, (e.g. Emory and Willamette IPO studies). DLOMs associated with both of these studies ranged from 32.0% to 73.0%. We also looked at several restricted stock studies including Gelman, Maher, Trout, Moroney, Williamette, SEC studies, etc., which had DLOMs ranging from 13.0% to 50.0%.

From a qualitative perspective, we combined several factors including the following: Ernest is privately held and no orderly market exists for the buying and selling of privately held companies as such we believe we would likely experience a significant time delay (i.e. discount) in finding a buyer. Ernest’s business is also highly leveraged, which warrants a higher discount. In addition, Ernest is only owned by two parties, which would warrant a higher discount as well. Pursuant to the operating agreement in place, we hold a minority position in Ernest and have only protective rights with no control over the day-to-day operations of Ernest, which we believe are factors that would be considered by a willing buyer and thus lead to a higher DLOM. Finally, our equity interest is exposed to a higher risk of absorbing losses in case of dissolution than the other investor, which would lead to a higher DLOM.

Based on the quantitative and qualitative factors discussed above, we believe using 40% as the DLOM is reasonable.

We will expand our disclosures of how we derived the DLOM in our future periodic filings starting with our first quarter Form 10-Q to be filed on or around May 10, 2013. See response to question 5 for our proposed future disclosure.

Medical Properties Trust, Inc. acknowledges that:

1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Medical Properties Trust, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

Mr. Kevin Woody

Securities and Exchange Commission

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of

its general partner

/s/ R. Steven Hamner
R. Steven Hamner Executive Vice President and Chief Financial Officer